## The Shift, LLC
# Balance Sheet
### As of December 31, 2023

|  | 31-Dec-23 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Cash in Bank** | |
| **Cash in Bank - Chase Checking** | 580,255.11 |
| **Cash in Bank - Chase Savings** | 3.63 |
| **Total Cash in Bank** | 580,258.74 |
| **Total Checking/Savings** | 580,258.74 |
| **Total Current Assets** | 580,258.74 |
| **Other Assets** | |
| **Accumulated Amortization** | (11,783.00) |
| **Capitalized Production Cost** | 2,120,907.38 |
| **Capitalized Start-Up Cost** | 24,466.28 |
| **Total Other Assets** | 2,133,590.66 |
| **TOTAL ASSETS** | **2,713,849.40** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Current Liabilities** | |
| **Film Promotion Loan** | 618,000.00 |
| **Loan from Managing Member** | 3,575.00 |
| **Total Current Liabilities** | 621,575.00 |
| **Total Other Current Liabilities** | 621,575.00 |
| **Total Current Liabilities** | 621,575.00 |
| **Total Liabilities** | 621,575.00 |
| **Equity** | |
| **Capital Stock** | |
| **Member Preferred Units** | 3,200,048.43 |
| **Total Capital Stock** | 3,200,048.43 |
| **Retained Earnings** | (1,053,796.05) |
| **Net Income** | (53,977.98) |
| **Total Equity** | 2,092,274.40 |
| **TOTAL LIABILITIES & EQUITY** | **2,713,849.40** |

## The Shift, LLC
# Balance Sheet
### As of December 31, 2024

|  | 31-Dec-24 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Cash in Bank** | |
| **Cash in Bank - Chase Checking** | 912.05 |
| **Cash in Bank - Chase Savings** | 3.63 |
| **Total Cash in Bank** | 915.68 |
| **Total Checking/Savings** | 915.68 |
| **Total Current Assets** | 915.68 |
| **Other Assets** | |
| **Accumulated Amortization** | (153,177.00) |
| **Capitalized Production Cost** | 2,120,907.38 |
| **Capitalized Start-Up Cost** | 24,466.28 |
| **Total Other Assets** | 1,992,196.66 |
| **TOTAL ASSETS** | **1,993,112.34** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Current Liabilities** | |
| **Film Promotion Loan** | 618,000.00 |
| **Loan from Managing Member** | 3,575.00 |
| **Total Current Liabilities** | 621,575.00 |
| **Total Other Current Liabilities** | 621,575.00 |
| **Total Current Liabilities** | 621,575.00 |
| **Total Liabilities** | 621,575.00 |
| **Equity** | |
| **Capital Stock** | |
| **Member Preferred Units** | 3,200,048.43 |
| **Total Capital Stock** | 3,200,048.43 |
| **Retained Earnings** | (1,107,774.03) |
| **Net Income** | (720,737.06) |
| **Total Equity** | 1,371,537.34 |
| **TOTAL LIABILITIES & EQUITY** | **1,993,112.34** |


**The Shift, LLC**
# Profit & Loss
**January through December 2023**


|  | Jan - Dec 23 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Expense** | |
| **Amortization Expenses** | 11,783.00 |
| **Movie Production Cost** | |
| **MP-Taxes and Licenses** | |
| **MP-Franchise Tax Board Payment** | 800.00 |
| **Total MP-Taxes and Licenses** | 800.00 |
| **MP-Service Charges & Fees** | 41,659.61 |
| **MP-Film Production Cost** | |
| **MP-Production Cost** | 1,519,000.00 |
| **MP-Preproduction Travel** | 61.78 |
| **MP-Production Travel** | 6,148.06 |
| **MP-Film Production Cost - Other** | (1,525,209.84) |
| **Total MP-Film Production Cost** | - |
| **Total Movie Production Cost** | 42,459.61 |
| **Total Expense** | 54,242.61 |
| **Net Ordinary Income** | (54,242.61) |
| **Other Income/Expense** | |
| **Other Income** | |
| **Other Income** | |
| **Angel Studios App Income** | 261.21 |
| **Interest Income** | 3.42 |
| **Total Other Income** | 264.63 |
| **Total Other Income** | 264.63 |
| **Net Other Income** | 264.63 |
| **Net Income** | **(53,977.98)** |


**The Shift, LLC**
# Profit & Loss
**January through December 2024**


|  | Jan - Dec 24 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Expense** | |
| **Amortization Expense** | 141,394.00 |
| **Movie Production Cost** | |
| **MP-Taxes and Licenses** | |
| **MP-Franchise Tax Board Payment** | 800.00 |
| **Total MP-Taxes and Licenses** | 800.00 |
| **MP-Service Charges & Fees** | (86.38) |
| **MP-Advertising and Promotion** | |
| **MP-General Promotion** | 578,629.44 |
| **Total MP-Film Production Cost** | 578,629.44 |
| **Total Movie Production Cost** | 579,343.06 |
| **Total Expense** | 720,737.06 |
| **Net Ordinary Income** | (720,737.06) |
| **Net Income** | **(720,737.06)** |


**The Shift, LLC**
# Statement of Cash Flows
**January through December 2023**


|  | Jan - Dec 23 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | (53,977.98) |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Current Liabilities:Film Promotion Loan | 618,000.00 |
| **Net cash provided by Operating Activities** | 564,022.02 |
| **INVESTING ACTIVITIES** | |
| Accumulated Amortization | 11,783.00 |
| Capitalized Production Cost | (1,525,209.84) |
| **Net cash provided by Investing Activities** | (1,513,426.84) |
| **Net cash increase for period** | (949,404.82) |
| **Cash at beginning of period** | 1,529,663.56 |
| **Cash at end of period** | **580,258.74** |

# The Shift, LLC
## Statement of Cash Flows
**January through December 2024**

|  | Jan - Dec 24 |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | (720,737.06) |
| **Net cash provided by Operating Activities** | (720,737.06) |
|  |  |
| **INVESTING ACTIVITIES** |  |
| Accumulated Amortization | 141,394.00 |
| **Net cash provided by Investing Activities** | 141,394.00 |
|  |  |
| **Net cash increase for period** | (579,343.06) |
| **Cash at beginning of period** | 580,258.74 |
| **Cash at end of period** | **915.68** |

# The Shift
## Statement of Stockholders' Equity
## January through December 2023

| | |
|---|---:|
| Balance, December 31, 2022 | 3,200,048.43 |
| Issued Capital Stock: Member Preferred Units | - |
| Retained Earnings | (1,053,796.05) |
| Net Income | (53,977.98) |
| Balance, December 31, 2023 | 2,092,274.40 |

### The Shift
### Statement of Stockholders' Equity
### January through December 2024

| | |
|---|---:|
| **Balance, December 31, 2023** | 2,092,274.40 |
| **Issued Capital Stock: Member Preferred Units** | - |
| **Managing Member Contributions** | - |
| **Retained Earnings** | (53,977.98) |
| **Net Income** | (666,759.08) |
| **Balance, December 31, 2024** | 1,371,537.34 |